EXHIBIT 13.3 - Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2014	First Quarter
Total interest income	$2,409,324
Total interest expense	365,122
Net interest income	2,044,202
Provision for loan losses	—
Investment securities gain	92
Total other income	206,433
Total other expenses	1,910,419
Income before income taxes	340,308
Net income	446,256
Net income per share	0.26

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,302,771	$2,357,775	$2,350,742	$2,402,761
Total interest expense	387,202	376,418	378,401	382,417
Net interest income	1,915,569	1,981,357	1,972,341	2,020,344
Provision for loan losses	—	—	—	(400,000)
Investment securities gain	14	2,236	674	377,073
Total other income	272,251	251,921	268,995	266,717
Total other expenses	1,890,613	1,890,553	1,947,613	1,942,927
Income before income taxes	297,221	344,961	294,397	1,121,207
Net income	381,337	414,415	390,971	1,054,325
Net income per share	0.22	0.24	0.23	0.61

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,531,454	$2,488,731	$2,455,071	$2,363,310
Total interest expense	488,630	457,777	430,492	412,397
Net interest income	2,042,824	2,030,954	2,024,579	1,950,913
Provision for loan losses	—	—	—	(248,000)
Investment securities gain	—	342,279	1,671	746,753
Total other income	307,995	316,058	304,996	331,860
Total other expenses	1,903,102	1,929,691	1,869,462	1,901,904
Income before income taxes	447,717	759,600	461,784	1,375,621
Net income	470,000	670,034	482,826	914,900
Net income per share (1)	0.28	0.39	0.28	0.53

(1)	Adjusted for the 4 percent common stock dividend to stockholders of record as of December 19, 2012.